Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Apogent Technologies Inc. and subsidiaries:

     We consent to the use of our reports dated November 10, 2003, relating to the consolidated balance sheets of Apogent Technologies Inc. and subsidiaries as of September 30, 2003 and 2002 and the related consolidated statements of operations, stockholders’ equity, and cash flows and the related financial statement schedule for each of the years in the three-year period ended September 30, 2003, incorporated by reference in Amendment No. 2 to the Registration Statement on Form S-4 for the 2.25% Convertible Senior Debentures (No. 333-115780) and to the reference to our firm under the heading “Experts” in the related prospectus.

     Our reports refer to the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

/s/ KPMG LLP

July 13, 2004
KPMG LLP
Boston, Massachusetts